Filer: Sprott Physical Gold Trust

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Central GoldTrust

Commission File No. 001-32934

Date: October 26, 2015

SPROTT ASSET MANAGEMENT ISSUES OPEN LETTER TO UNITHOLDERS OF CENTRAL GOLDTRUST

Largest Unitholder in GTU Has Now Tendered to the Sprott Offer

Time to Act is Now — Unitholders Who Have Not Yet Tendered Urged to Take Action

Offer Expires at 5pm on October 30, 2015

TORONTO, Oct. 26, 2015 — Sprott Asset Management LP (“Sprott” or “Sprott Asset Management”), together with Sprott Physical Gold Trust (“Sprott PHYS”) (NYSE:PHYS) (TSX:PHY.U), today announced that it has issued a letter to unitholders of Central GoldTrust (“GTU”) (TSX:GTU.UN) (TSX:GTU.U) (NYSEMKT:GTU) in connection with Sprott’s offer to acquire all of the outstanding units of GTU in exchange for units of Sprott PHYS on a net asset value (“NAV”) to NAV basis (the “Sprott offer”).

The full text of the letter is as follows:

October 26, 2015

Dear Unitholder,

Central GoldTrust (“GTU”) unitholders have just days left to take advantage of the Sprott offer. By tendering, you will receive Sprott Physical Gold Trust (“PHYS”) units, which better reflect the actual price of gold, and will represent a significant premium to the current trading value of your investment.

GTU’S LARGEST UNITHOLDER HAS NOW TENDERED
ITS UNITS TO THE SPROTT OFFER

On October 23rd, 2015, it was announced that Sutter Health, the largest unitholder of GTU, tendered 1,660,719 GTU units to the Sprott offer, representing approximately 8.6% of all GTU units outstanding.

Sprott’s offer is supported by the largest unitholders in GTU as well as thousands of retail investors — TENDER YOUR UNITS TODAY!

THE SPICER FAMILY HAS PROFITED AT YOUR EXPENSE FOR
TOO LONG — THE TIME FOR CHANGE IS NOW

As previously announced, Sprott has committed an additional U.S. $2 million of its own money to compensate unitholders for GTU’s protracted and expensive fight to protect its entrenched and conflicted trustees and the fees they receive.

While the Spicer family sees fit to burden GTU unitholders with the cost of this litigation, Sprott is offering this additional premium of US$0.10 per GTU unit payable in Sprott PHYS units to compensate GTU unitholders for these egregious actions of GTU’s trustees and the Spicer family, who are only looking to protect their fees and enrich themselves.

DO NOT LET THIS PREMIUM VALUE SLIP AWAY

As you’re aware, GTU has persistently traded at a significant discount to the price of gold over the past 2.5 years, whereas PHYS has a strong track record of extremely tight correlation with the price of gold. When Sprott first announced its offer on April 23rd of this year, the trading price premium of PHYS to GTU on a NAV to NAV basis was over US$3.00 per unit. If the Sprott offer goes away, this significant discount of GTU to the price of gold may return.

Do Not Let Your Investment Return to These Levels of Underperformance

You can immediately realize the value of this significant premium by simply tendering your GTU units to the Sprott offer. Act immediately and tender today. Not only will you receive a premium on a NAV to NAV basis, as well as the additional payment of U.S. $0.10 per GTU unit payable in Sprott PHYS units, but you will enter into a more liquid investment that is backed by a regulated entity and managed by a team with your best interests in mind.

ONLY YOU CAN REALIZE IMMEDIATE VALUE FOR YOUR INVESTMENT
TENDER YOUR UNITS BEFORE THE OFFER EXPIRES AT
5:00PM ON OCTOBER 30, 2015

GTU unitholders who have questions regarding the Sprott offer are encouraged to visit our dedicated website at http://www.sprottadvantage.com or contact Sprott’s unitholder services agent, Kingsdale Shareholder Services at 1-888-518-6805 (toll free in North America) or at 1-416-867-2272 (outside of North America) or by e-mail at contactus@kingsdaleshareholder.com.

Thank you for your support.

Sincerely,

John Wilson
CEO, Sprott Asset Management

Soliciting Dealer Fee

Sprott is committed to providing GTU unitholders with an opportunity to own a superior product. In order to reach these unitholders, as is common in transactions with a large retail base, Sprott has agreed to pay to each soliciting dealer a solicitation fee of US$0.1358 per GTU unit deposited through such soliciting dealer if such unit is either (i) taken-up and paid for under the Sprott offer (as detailed below), or (ii) provided the Merger Transaction (as defined in the Sprott offer) is completed, deemed to be withdrawn from the Sprott offer under the Merger Election (as defined in the Sprott offer), subject to a minimum fee of US$50.00 and a maximum fee of US$1,500.00 with respect to each beneficial unitholder of GTU and a minimum deposit of 300 GTU units. Where units deposited and registered in a single name are beneficially owned by more than one person, only one minimum and maximum amount will be applied.

Sprott Private Wealth LP is acting as dealer manager for the soliciting dealer group in Canada, which group consists of members of the Investment Industry Regulatory Organization of Canada and the Toronto Stock Exchange. Sprott Global Resource Investments, Ltd. is acting as dealer manager for the soliciting dealer group in the United States, which group consists of members of the Financial Industry Regulatory Authority.

Inquiries regarding the soliciting dealer group may be directed to Glen Williams, Director of Communications for the Sprott Group at 1-416-943-4394.

Additional Details of the Sprott Offer

The  Sprott offer is subject to conditions, including, but not limited to, the number of GTU units in respect of which an Exchange Offer Election or Merger Election (as such terms are defined in the Sprott offer) has been made, together with the number of GTU held as of the Expiry Time (as such term is defined in the Sprott offer) by or on behalf of Sprott, if any, representing at least 66 2/3% of the then issued and outstanding GTU; the receipt of all necessary governmental or regulatory approvals; no material adverse change in relation to GTU; GTU and Sprott PHYS not being prohibited by applicable law from completing the Merger Transactions (as such term is defined in the Sprott offer); and no litigation or regulatory order that may jeopardize the Sprott offer, as described in the Offer Documents (as defined below).

The Sprott offer is open for acceptance until 5:00 p.m. (Toronto time) on October 30, 2015, unless extended or withdrawn. Concurrently with the Sprott offer and as contemplated under the declaration of trust of GTU, written consents, by way of a power of attorney granted to Sprott, requiring the approval of the holders of at least 66 2/3% of the GTU units are being solicited as part of the letter of transmittal to, among other things, authorize a qualifying exchange as part of the relevant Merger Transaction with Sprott PHYS; replace the trustees of GTU (other than administrator nominees) with nominees to be designated by Sprott; and amend the declaration of trust of GTU to provide that GTU units shall be redeemable on demand at NAV and to reduce the tender required for a compulsory acquisition to 66 2/3%. In order for units of GTU to be tendered to the Sprott offer, a depositing unitholder will be required to provide the written consent referred to above and appoint Sprott, or an affiliate thereof, as its attorney and proxy holder for, among other things, the purposes of redeeming such unitholder’s units of GTU.

Full details of the Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the Notice of Extension and Variation dated June 22, 2015, the Notice of Extension and Variation dated July 7, 2015, the Notice of Extension and Variation dated August 4, 2015, the Notice of Change dated August 18, 2015, the Notice of Change dated August 28, 2015, the Notice of Variation dated September 4, 2015, the Notice of Extension dated September 18, 2015, the Notice of Extension and Variation dated October 9, 2015 and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with the Sprott offer, Sprott PHYS has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 ( as amended, a “Registration Statement”), which contains a prospectus relating to the Sprott offer (a “Prospectus”). Sprott and Sprott PHYS have also filed a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the Sprott offer. This news release is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO.

GTU UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, SPROTT PHYS, GTU AND THE SPROTT OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

Important Notice

This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU or Sprott PHYS. The Sprott offer is being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, the intentions of Sprott and the Sprott PHYS and future financial and operating performance and prospects, statements with respect to the anticipated timing, mechanics, success, completion and settlement of the Sprott offer, the value of the units of Sprott PHYS received as consideration under the Sprott offer, reasons to accept the Sprott offer, the purposes of the Sprott offer, our ability to complete the transactions contemplated by the Sprott offer, the completion of the Merger Transaction, the outcome of any litigation surrounding the Sprott offer, the further extension of the Sprott offer and any commitment to acquire GTU units, our objectives, strategies, intentions, expectations and guidance and future financial and operating performance. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Sprott and Sprott PHYS identified and applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the execution of business and growth strategies, including the success of investments and initiatives; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the acquisition of all of the issued and outstanding units of, or substantially all of the assets and liabilities of, GTU; that all required regulatory approvals for the Sprott offer will be obtained and all other conditions to completion of the Sprott offer will be satisfied or waived. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to the risks discussed under the heading “Risk Factors” in Sprott PHYS’ most recent annual information form and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Neither Sprott nor Sprott PHYS assumes any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Information Concerning GTU

Except as otherwise expressly indicated herein, the information concerning GTU contained in this news release has been taken from and is based solely upon GTU’s public disclosure on file with the relevant securities regulatory authorities. GTU has not reviewed this document or confirmed the accuracy and completeness of the information in respect of GTU contained in this news release. Although neither Sprott nor the Sprott PHYS have any knowledge that would indicate that any information or statements contained in this news release concerning GTU taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, none of Sprott, Sprott PHYS or any of their respective trustees, directors or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by GTU to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Sprott and Sprott PHYS. Sprott and Sprott PHYS have no means of verifying the accuracy or completeness of any of the information contained herein that is derived from GTU’s publicly available documents or records or whether there has been any failure by GTU to disclose events that may have occurred or may affect the significance or accuracy of any information.

About Sprott Asset Management LP

Sprott Asset Management LP is the investment manager to Sprott PHYS. Important information about Sprott PHYS, including its investment objectives and strategies, applicable management fees, and expenses, is contained in the current annual information form for Sprott PHYS, which can be found on its website, in the U.S. on www.sec.gov and in Canada on www.sedar.com. Commissions, management fees, or other charges and expenses may be associated with investing in Sprott PHYS. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated. To learn more about Sprott PHYS, please visit sprottphysicalbullion.com.

Source: Sprott Asset Management, Sprott Physical Gold Trust

For more information:

Glen Williams

Director of Communications

Sprott Group

Direct: 416-943-4394

or

For Canadian Media:

Ian Robertson

Kingsdale Shareholder Services

Vice President, Communications

Direct: 416-867-2333 or Cell: 647-621-2646

or

For U.S. Media:

Dan Gagnier / Carissa Felger

Sard Verbinnen & Co

212-687-8080